EXHIBIT 99.1

enCore Energy Provides Update on the Rosita & Alta Mesa ISR Uranium Central Processing Plants and Debt Repayment

NYSE American: EU
TSXV: EU
www.encoreuranium.com

DALLAS, Oct. 4, 2023 /CNW/ - enCore Energy Corp. (NYSE American: EU) (TSXV: EU) (the "Company" or "enCore") today provides an update from the South Texas Rosita In-Situ Recovery (ISR) Uranium Central Processing Plant (CPP) and Wellfield. With minor supply chain interruptions and delays successfully resolved, enCore is looking forward to commencing production by the end of November 2023.  The Alta Mesa CPP remains on track for production in Q1/2024 with key staffing in place for both facilities.  The Company also announces it has repaid a total of $20 million USD of the $60 million USD Alta Mesa debt, to Energy Fuels Inc., reducing the debt to $40 million USD.

The Rosita ISR Uranium Central Processing Plant (Rosita CPP) and Wellfield is enCore's initial focus for production in 2023. The Rosita CPP is now prepared to start receiving bulk process chemicals and has prepared ion exchange resin for production. During operations the Rosita CPP will receive uranium-loaded resins from various remote South Texas projects and satellite wellfields. The Satellite IX facility located at the Rosita Extension, consisting of three ion exchange vessels, pumps, filtration equipment and resin transfer equipment has been installed. Remaining activities are limited to final instrumentation connection and grid electricity to the Rosita CPP and the Wellfield.  In 2023, the Company has installed an additional forty (40) production patterns at the Rosita Wellfield Extension, consisting of injection and production wells which are prepared for production.

Funds for repayment of the debt to Energy Fuels Inc. were made through sales from the At-the-Market (ATM) equity offering program. The Company issued a total of 7,981,279 common shares between July 1 to September 30, 2023 under the ATM. The shares were issued through the facilities of TSXV and the NYSE-American at an average share price of $3.08 USD per share for gross proceeds of $24,543,211 USD with a commission of $578,580 USD paid to the Agent (EU NR dated June 26, 2023 and July 28, 2023.)

To view the South Texas project maps please visit: bit.ly/3fV9fTg.

Rosita In-Situ Recovery (ISR) Uranium Central Processing Plant ("Rosita CPP") & Wellfield

The 100% owned Rosita CPP, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing In-Situ Recovery (ISR) uranium plant with a capacity of 800,000 pounds of U3O8 per year and the ability to expand capacity within the existing license.  Located in the Texas Uranium Belt, the Rosita CPP and Wellfield lie within over 2,700 acres of mineral rights. The Rosita CPP is designed to process uranium feed from multiple satellite operations, all located in the South Texas area and is one of eleven licensed uranium processing plants in the United States, three of which are owned by enCore Energy Corp.

enCore is advancing wellfield development within the Rosita Wellfield and adjacent areas within its radioactive materials license and injection permit boundaries. The uranium mineralization in this area was never part of a wellfield and presents a rapid opportunity for early production.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Processing Plant in 2023, and at its licensed and past-producing South Texas Alta Mesa Processing Plant in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 04-OCT-23